NEWS RELEASE
TSX Venture Exchange Symbol SNV	October 17th, 2007

SONIC TO LICENSE SONIC TREATMENT SYSTEM TO PHOENIX GROUP MEXICO
Agreement opens the Mexican market to Sonic’s proven cost-effective technology

Vancouver, CANADA – SONIC Technology Solutions Inc. (“SONIC” or “the Company”; TSX-V: SNV ) and Phoenix Group Mexico S.A. de VC (“Phoenix”) announced today that they have agreed in principle to license the mobile Sonic Treatment System (“the System”) for the remediation of PCB contaminated soils and treatment of PCB contaminated wastes within Mexico.

Phoenix has notified SONIC that it wishes to exercise its option to enter into a definitive licensing agreement no later than January 31st, 2008. The license will be granted to a new wholly-owned Phoenix subsidiary, Sonic-Phoenix Mexico S.A. de VC (“Sonic-Phoenix”). The parties have agreed to a license fee structure that will see net proceeds from Sonic-Phoenix’s deployment of this technology in Mexico shared on an equal basis. Sonic-Phoenix will have the right to acquire, use and operate Sonic Treatment Systems and SONIC will assist and train Sonic-Phoenix personnel. It is expected that the initial emphasis will be on the treatment of PCB contaminated waste oils using the PCB Sonoprocess™.

The Sonic Treatment System has also been licensed by SONIC in Canada, Japan and Australia. The market for the remediation of PCB contaminated wastes and soils in Mexico is expected to increase dramatically as new environmental regulations are introduced progressively. A substantial backlog of PCB materials has been accumulated in Mexico for treatment and disposal as a result of the pace of economic development.

SONIC and Phoenix announced their license agreement at the Sonic-Phoenix exhibit at Enviro-Pro Mexico 2007, at the World Trade Center in Mexico City, Mexico (www.ejkrause.com/enviropro ) and concurrently at Canadian Brownfields 2007 in Montréal (www.canadianbrownfields.ca ) where Sonic Environmental is participating.

Mr. Jaime A. Fernandez Cruz, Operation Manager for Phoenix, commented “We are very excited about the opportunity to work with SONIC. We have been searching for the right technology and partner to allow us to enter this field. The Sonic Treatment System is ideally suited to the opportunities that we have identified in Mexico to grow our operations by meeting the needs of the marketplace. We also work extensively with the oil and gas industry and we will be watching the development of SONIC’s recent collaborations in the energy sector with great interest.”

Adam Sumel, President and CEO of SONIC, commented “Phoenix came to Canada and spent time studying our technology and had the opportunity to see it in operation. Phoenix has demonstrated how they plan to build on this opportunity through their existing operations and business networks. The market in Mexico could become a significant one.”

About Phoenix Group Mexico

Phoenix Group Mexico offers business and corporate services within the private and public sectors for goods, resources, technologies, equipments, and services. The Phoenix Group comprises established companies in the oil & gas, environmental and industrial fields. The group’s mission is to provide the most efficient service and business solutions to its customers. www.phoenixgroupmexico.com

About SONIC

SONIC develops and markets Sonoprocess™ technologies based on the Company’s core sonic generator technology, for energy, environmental and industrial processes. The Sonic Treatment System is the first commercial application of this technology and has been licenced extensively. The Company is developing other Sonoprocess™ applications in the energy and industrial sectors. In a joint venture with PetroSonic Energy Systems Inc. the Company has commenced development of processes to improve the effectiveness of oil upgrading. Under a collaboration agreement recently signed with Shell Canada Energy Ltd. the Company is commencing the exploration and development of improved oil sands processes. www.sonicenvironmental.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For further information, please contact:
Robin Cook, Account Manager	Tel: (416) 868-1079 ext. 228
CHF Investor Relations	or Email: robin@chfir.com

www.sonicenvironmental.com	www.sonicphoenix.com	www.phoenixgroupmexico.com